1230 Peachtree Street, Suite 2445 Atlanta, Georgia 30309 TEL 404.607.6935 FAX 678.840.2126

VIA EDGAR

October 22, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Re:

The Acadia Mutual Funds

Ladies and Gentlemen:

Enclosed for filing on the EDGAR system is Form N-8A and Form N-1A relating to The Acadia Mutual Funds (the “Trust”), a newly organized entity established as a Delaware statutory trust.  The Trust will have one series (the Acadia Principal Conservation Fund) which will be organized as a diversified fund and will offer one class of shares.

There are no fees associated with this filing.  Should you have any questions, please contact Paul C. Dunn at 404.607.6935 or Cynthia Baughman at 301.330.4624.

Sincerely,

Paul C. Dunn